October 14, 2008
VIA EDGAR AND OVERNIGHT DELIVERY
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Judiciary Plaza
Washington, D.C. 20549-1004

Re:	Synacor, Inc. Registration Statement on Form S-1 (File No. 333-145077) Application for Withdrawal
Ladies and Gentlemen:
          Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), Synacor, Inc., a Delaware corporation (the “Registrant”), hereby respectfully requests withdrawal of its Registration Statement on Form S-1 (File No. 333-145077), together with all exhibits and the amendments thereto (the “Registration Statement”). The Registration Statement was originally filed with the Securities and Exchange Commission (the “Commission”) on August 2, 2007. The Registrant also hereby withdraws its request for confidential treatment (the “Confidential Treatment Request”) with the understanding that the information for which confidential treatment was requested will not become publicly available. Accordingly, the Registrant hereby requests that all documents and materials submitted with or in connection with the Confidential Treatment Request be returned to it as soon as practicable.
          In light of current market conditions, the Registrant has determined not to proceed at this time with the public offering contemplated by the Registration Statement. The Registrant hereby confirms that no securities have been sold pursuant to the Registration Statement and all activity regarding the proposed public offering has been discontinued. The Registrant hereby informs the Staff that it may undertake a subsequent private offering in reliance on the safe harbor set forth in Rule 155(c) promulgated under the Act.
          The Registrant also requests that, in accordance with Rule 457(p) under the Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account with the Commission for future use.
          It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Registrant receives notice from the Commission that this application will not be granted. If you have any questions regarding this application for withdrawal, please contact Brian C. Hutchings, Esq., of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, legal counsel to the Registrant, at (212) 430-3150.

Very truly yours,

SYNACOR, INC.

By:	/s/ Ron Frankel

Name:	Ron Frankel
Title:	President and Chief Executive Officer